Faegre Drinker Biddle & Reath LLP

191 N. Wacker Drive, Suite 3700

Chicago, IL 60606-1698

www.faegredrinker.com

February 10, 2021

VIA EDGAR TRANSMISSION

Mr. Kenneth Ellington

Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Destra International & Event-Driven Credit Fund

(Registration Nos. 333-221584; 811-23309)

Dear Mr. Ellington:

The following responds to the Staff’s comments that you provided by telephone on January 25, 2021 regarding the review of the N-CSR filed by Destra International & Event-Driven Credit Fund (the “Registrant” or the “Fund”) for its fiscal year ended September 30, 2020.

For your convenience, the Staff’s comments are summarized below and each comment is followed by the Registrant’s response.

1.	Comment: Going forward, please include an appropriate broad-based index in the “Growth of an Assumed $100,000 Investment” graph.

Response: The Registrant confirms that it will, going forward, include an appropriate broad-based index in the aforementioned graph, as requested.

2.	Comment: Going forward, please ensure those securities whose value was determined using significant unobservable inputs are identified by an appropriate symbol in the Schedule of Investments. (See §210.12-12, Footnote 9 of Regulation S-X).

Response: The Registrant confirms that it will include an appropriate symbol for those securities whose value was determined using significant unobservable inputs, as requested.

3.	Comment: Please explain to the Staff why the variation margin on futures is not disclosed on the Statement of Assets and Liabilities, as required by Section 210.6-04 of Regulation S-X.

Response: The Registrant notes that the variation margin is included in the line item titled “Deposits held at broker for open swap and futures contracts” on the Statement of Assets and Liabilities. The Registrant confirms however, that it will break out the variation margin on futures going forward, as applicable, based on materiality.

Mr. Kenneth Ellington

February 10, 2021

4.	Comment: The Staff notes that Note 3 in the “Notes to Financial Statements” does not reflect transfers between Levels 2 and 3, as required by Financial Accounting Standards Board Accounting Standards Codification Topic 820, Fair Value Measurement. Please explain.

Response: The Registrant respectfully notes that Note 3 does not reflect transfers between Levels 2 and 3 because there were no transfers into or out of Level 3 to report. However, in the future, the Registrant will include a sentence to disclose when there were no such transfers to report.

5.	Comment: The Staff notes that Note 14 in the “Notes to Financial Statements” discloses that one party owns a significant percentage of the Fund. Please explain to the Staff how large shareholder/shareholder concentration risk is addressed in the Fund’s summary and statutory prospectuses.

Response: The Fund will add the following risk disclosure to its prospectus, at its first opportunity:

Large Shareholder Risk. To the extent a large proportion of the shares of the Fund are held by a small number of shareholders (or a single shareholder), including affiliates of the Fund, the Fund is subject to the risk that these shareholders will purchase or redeem Fund shares in large amounts rapidly. These transactions could adversely affect the ability of the Fund to conduct its investment program. Furthermore, it is possible that in response to a repurchase offer, the total amount of shares tendered by a small number of shareholders (or a single shareholder) may exceed the number of shares that the Fund has offered to repurchase. If a repurchase offer is oversubscribed by shareholders, the Fund will repurchase only a pro rata portion of shares tendered by each shareholder.

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We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (312) 569-1146 or, in my absence, to Joshua Deringer at (215) 988-2959.

Sincerely,

/s/ Stacie L. Lamb
Stacie L. Lamb

cc:	Jane Hong Shissler, Esq.

Joshua B. Deringer, Esq.